3rd Quarter 2008 Progress Report

Meeder Asset Management	6125 Memorial Drive, Dublin, Ohio 43017 Toll Free 866-MEEDER-1 (633-3371) Central Ohio: 614-766-7000 Fax: 614-766-6809 www.meederfinancial.com www.flexfunds.com

Meeder
Asset Management

PROGRESS REPORT
3rd Quarter 2008

TABLE OF CONTENTS

Letter to Clients	1
Performance Review	6
Meeder Growth Mutual Fund Portfolios	8
The Flex-funds® Dynamic Growth Fund	8
Meeder Defensive Equity Mutual Fund Portfolios	9
The Flex-funds Muirfield® Fund	9
Meeder Aggressive Growth Mutual Fund Portfolios	10
The Flex-funds® Aggressive Growth Fund	10
The Flex-funds® Socially Responsible Utilities Fund	11
Meeder Dividend & Growth Portfolios (Taxable and Tax-Deferred)	12
Meeder Small-/Mid Cap (SMID) Portfolios	13
The Flex-funds® Quantex Fund™	13
Meeder Flexible Fixed Income Portfolios	14
The Flex-funds® U.S. Government Bond Fund	14
Meeder Short-Term Fixed Income Portfolios	15
The Flex-funds® Money Market Fund	16

OUR MISSION STATEMENT

Every day, our mission is to exceed, with integrity, passion, and discipline, the expectations of our clients’
overall investment experience.

OUR CORE VALUES

The Client Is Our #1 Priority

Always remember whom we are serving. Our livelihood depends on providing a superior overall investment experience that exceeds the expectation of our clients and prospective clients.

Clarity Of Purpose

Our organization has a clear, well-defined vision. All of our associates are committed to and understand how they will contribute to that vision.

Communication

We expect open and effective communication, full reporting, including good and bad news, and constructive feedback.

Integrity

We insist upon honesty and adhere to the highest ethical standards.

Excellence/ Innovation

Our associates strive each day for excellence in the work they perform, seek innovative ways to solve problems and introduce new ideas to take advantage of opportunities. We are a “Think Outside The Box” company.

Associate Well Being

We value the success and well being of our associates. We recognize and reward our associates’ contributions.

Respect For Others

Respect all people, value the differences among them and treat them as you would like to be treated.

Seek First To Understand

When interacting with others, place curiosity and understanding of their perspective FIRST, setting aside preconceived opinions and quick judgment.

Teamwork

We are a synergistic organization that works as a team to exceed our objectives.

Profit

We are profitable. Profitability enhances our services and capabilities, and affords everyone the opportunity to further their financial well-being.

Meeder Asset Management Progress Report | 3rd Quarter Review

Letter to Clients	September 30, 2008

Following a relatively calm start and optimism for a recovery in financial and credit markets, the third quarter of 2008 descended into a state of disarray following the Government takeover of two mortgage giants, multiple bank failures, and a complete transformation of the Wall Street landscape. Coinciding with the renewed turmoil in financial markets, economic data increasingly provided a more modest assessment of the overall economy as well. Recognizing the severity of the situation, on September 19, 2008 the United States Government announced action in an attempt to provide a comprehensive solution to the crisis and put the nation on a stable path toward recovery.

Despite the attention levied to the events that unfolded during September, another significant set of events transpired earlier in the quarter. In mid-July, a change in leadership occurred across the investment spectrum. First, value stocks began leading the market as financial sector stocks experienced an unexpected rebound. Second, small-cap companies began to outperform large- and mid-cap companies. Both events were marked changes to the market leadership that had been in place for the last twelve months, which entailed outperformance largely from growth stocks, mid-cap companies and the materials and energy sectors. As such, our decision to overweight large-cap growth stocks and mid-cap companies throughout the year served performance well until this dramatic and unexpected change in leadership that began in July. As our investment models changed in August and September, we have responded by adopting more balanced positions with respect to growth versus value investments, and across small-, mid-, and large-cap companies. Throughout this report, we will discuss the factors that both positively and negatively impacted our performance, and how we have proactively responded to such volatile markets.

The major equity market indices experienced recovery as late as mid-September, but in the final seven trading days of the quarter experienced record point losses and volatility. For example, the Dow Jones Industrial Average posted a modest gain of 1.03% from the beginning of the third quarter through September 19th (the date the Government’s rescue package was announced). However, in the remaining trading days of the quarter, the Dow fell 4.70%, which included the Dow’s largest one-day point loss in history of nearly 778 points and the Russell 2000 declined 9.77%. As of September 30, 2008, the year-to-date return for the Dow Jones Industrial Average was -16.60% while the S&P 500 returned -19.27% (see Charts 1 and 2). The following pages will provide an explanation of the strategies we employed, a brief summary of economic and financial events, and the performance of our Funds and Portfolios.

Meeder Asset Management Progress Report | 3rd Quarter Review

While nobody could reasonably predict these series of events in the financial markets, we have been intentionally underweighting financial stocks. What has surprised everyone, considering the events of the third quarter, was the fact that the financial sector turned out to be the best performing sector for the third quarter.

A cautious investment approach

The equity market was characterized by a change in leadership among growth versus value stocks. More specifically, value stocks staged a remarkable recovery in mid-July after underperforming the market for most of the prior year. The recovery in value investments was driven by financial stocks, which rebounded as investors bet on a bottom coupled with unprecedented government imposed restrictions on the short-selling of certain financial stocks. Mid-July also witnessed the beginning of a major decline in commodity prices as concerns over global demand emerged as a result of economic weakness in many of the world’s largest economies. A change in leadership also took place across the spectrum of market capitalization, with small-cap companies unexpectedly performing the best during the third quarter followed by large-cap stocks then mid-cap stocks.

Overall, our outlook and our quantitative investment models indicated a somewhat high-risk stock market environment during the quarter. As a result, we continued to maintain a partially defensive position in The Muirfield Fund® and the Meeder Defensive Equity Portfolios. Throughout the quarter, the Fund and Portfolios had an approximate 25% to 40% allocation to money market securities.

Our overweight towards growth stocks throughout the second quarter and underweight of value stocks (including financials) led to significant outperformance of our fund-of funds portfolios during the second quarter of 2008. As the third quarter evolved, as previously discussed, value investments staged a significant recovery during the third quarter, driven by financials. We closely monitored the changing market dynamics, and conducted a careful and thorough analysis of the overall economic and market environment. Our investment models led us to conclude that the risks posed by financial stocks remained excessive compared against potential return. While our decision to intentionally avoid financial stocks harmed performance for the overall quarter, it also allowed us to largely circumvent the turmoil that engulfed the financial sector from August 2007 through July 2008 and again in September. As always, we are committed to actively managing the risk/reward relationships in our Funds and Portfolios, and will not accumulate unnecessary risk in an attempt to achieve speculative returns. As the quarter progressed, we began reducing our overweight towards growth and employed a more balanced approach. By quarter end, we were essentially neutral relative to growth versus value holdings, though we continued to slightly underweight financial stocks.

We emphasized the shares of mid-cap companies and established a position in small-cap securities in our fund-of-funds based mutual funds and individually managed accounts. While our move into small-caps benefited performance during the quarter, our overweight position in mid-cap stocks detracted from performance. In addition, our international investments dampened performance, as developed and emerging markets experienced negative returns relative to the U.S. markets. As the quarter progressed, we eliminated our exposure to developed international markets, especially as the financial crisis and economic woes spread overseas to Europe. We also reduced our position in emerging market stocks to a nominal 3% to 4%. While not immune to financial stresses in the markets, we believe emerging economies represent attractive long-term investments due to prospects for superior growth. Many economies in emerging markets are also commodity-based and therefore offer a hedge against rising inflation.

In the fixed-income markets, Treasury bond yields fell (and prices rose) as investors sought a safe haven away from the problems plaguing the equity and credit markets. At one point during September, demand for short-term Treasury bills reached such an extreme level that yields briefly turned negative, which means that investors were actually paying the government more than they would receive at the maturity of the security. As such, credit quality concerns remained of the utmost importance as instability in the financial markets persisted. As with the first half of the year, where higher quality fixed-income securities enjoyed steady gains, the third quarter would realize additional appreciation of these same investments. Additionally, The Flex-funds® Money Market Fund delivered strong performance outperforming the average money market fund by maintaining its focus on high-quality money market securities and expense controls. We continue to diligently monitor the credit quality of our investments to ensure safety and security for our investors.

Meeder Asset Management Progress Report | 3rd Quarter Review

Financial and credit market turmoil returns

The series of events that transpired during the month of September will be talked about in decades that come. Detailed explanations of these events would be too long for this letter, but even a simple listing is staggering.

* Government takeover of Fannie Mae and Freddie Mac. What began as speculation that the government would provide a capital infusion to mortgage giants Fannie Mae and Freddie Mac due to mounting losses quickly escalated to an outright takeover at the beginning of September. The two companies guarantee approximately half the $12 trillion of mortgages outstanding in the country and are an important source of funding for new loans issued by banks. The objective was that abundant government funding would reduce uncertainties in the housing market and lower mortgage rates.

* Multiple financial firm failures or bailouts. The third quarter of 2008 was witness to numerous bank failures that shook investor confidence and altered the Wall Street landscape.

On September 14, 2008, 94 year old Merrill Lynch agreed to be acquired by Bank of America. On September 15, Lehman Brothers, an investment bank that reportedly never had a losing year in its 158 year history, became the largest firm ever to declare bankruptcy. On September 16, AIG accepted the terms of a Federal Reserve rescue package totaling $85 billion.

The remainder of the month and the first week of October saw no letup in events in the financial markets. Washington Mutual was placed into receivership on September 25, the largest bank failure in U.S. history. On September 29, Wachovia agreed to an acquisition by Citigroup and, subsequently, by Wells Fargo - on October 12 the Fed approved the purchase of Wachovia by Wells Fargo. Both Goldman Sachs and General Electric agreed to capital infusions by Berkshire Hathaway.

Europe did not escape unscathed. Fortis, the 20th largest company in the world by revenue, was partially nationalized on September 28, with Belgium, the Netherlands and Luxembourg investing a total of $16.3 billion in the bank.

On September 30 the Belgian, French and Luxembourg governments said they would put in $9 billion to keep Belgium based Dexia afloat. Most recently, the U.S. Government agreed on the bailout package that was signed by the President on October 3.

* Frozen credit markets. The aforementioned events culminated in a severe shortage of credit and liquidity in the markets. Banks and institutional investors, both keen on avoiding exposure to the next bank failure, acutely restricted the extension of credit. As a result, several measures of credit availability reached values indicating severe shortages. From this, worries emerged that businesses would encounter difficulty in securing short-term funds as a financing bridge for daily operations and payroll expenses.

* Government bailout plan. As the credit crunch escalated to a new phase of severity, it became clear that global markets were facing the most pronounced crisis since the Great Depression. The U.S. Government, led by Treasury Secretary Henry Paulson, began devising a comprehensive solution to address the system-wide failure as opposed to continue handling troubled companies on a case-by-case basis. Overall, the plan calls for purchasing troubled assets from banks through an auction process in an effort to shore up balance sheets to more healthy levels and restore confidence in the financial system. It was thought by many that a rescue package such as this would be the key event to stabilize the credit and financial markets. In fact, on the day of the announcement, the markets surged by over 4%. As we go to press, it is clear that coordinated actions on an international basis are being implemented to confront the challenges in the credit markets.

While nobody could reasonably predict these series of events in the financial markets, we have been intentionally underweighting financial stocks. What has surprised everyone, considering the events of the third quarter, was the fact that the financial sector turned out to be the best performing sector for the third quarter.

Continued economic weakness

During the third quarter, the markets were also confronted with a number of challenging economic developments, including:

Meeder Asset Management Progress Report | 3rd Quarter Review

* Sluggish economic growth likely ahead. Data released during the quarter revealed the economy grew at a pace of 2.8% on an annualized basis during the second quarter of the year (see Chart 3). Although this appears to be a healthy rate of growth, it was driven substantially by the government stimulus package distributed over the spring and summer of this year. As the income and spending effects of that package fade, economists expect growth to slow in the quarters ahead.

* Rising unemployment. The sluggish economy continued to hurt the job market during the quarter. The unemployment rate has jumped significantly, and now stands at 6.1% compared to 5.7% at the beginning of the quarter. Furthermore, non-farm payrolls declined for the ninth straight month, with a cumulative 760,000 reduction in non-farm payrolls since the beginning of the year (see Chart 4). More recent readings on the job market have been dismal as well with initial jobless claims remaining well above 400,000 throughout September.

* Housing weakness. Home prices in major U.S. cities plummeted by a record 16.3% through July, bringing prices back down to their 2004 levels. As home values decline further coupled with the volatile losses in the equity markets, the wealth effect many homeowners feel also diminishes—resulting in less overall spending. Compounding this problem is the fact that the number of homes going into foreclosure continues to soar, with over 700,000 foreclosure filings in the second quarter compared to less than 200,000 during the same quarter two years ago (see chart 5).

* Rising inflation. There is hope among economists that subsiding energy and commodity prices will eventually slow the recently elevated level of inflation. For example, oil prices rose from approximately $96 per barrel at the beginning of 2008 to a peak of $147 per barrel in mid-July. During that time, inflation, as measured by the Consumer Price Index (CPI) accelerated from a pace of 4.3% in January to 4.9% in its most recent reading. Since mid-July, oil prices have declined considerably and ended the quarter at approximately $100 per barrel. Despite the volatile swing in energy and commodity prices, higher inflation has not spread throughout the economy as a whole. Consider that core CPI inflation (which excludes the volatile food and energy sectors) was up only 2.5% during the past year through the month of August.

* Nervous consumers. The powerful combination of rising unemployment, higher prices, volatile stock markets and weak housing is having an exceptionally negative impact on consumers, whose spending accounts for approximately two-thirds of economic activity. For example, consumer spending has slowed from a rate of 0.7% in May to approximately flat in August. It is not surprising that an emerging concern among economists is the prospect for a dismal fourth quarter holiday shopping season.

* Substantial weakening in manufacturing activity. As seen in Chart 6, manufacturing activity had remained close to neutral since May (a reading above 50 indicates expansion; below 50 indicates contraction). However, the reading for September plunged to 43.5 from 49.9 in August and is indicative of the pressures that manufacturers are facing as credit becomes tighter and the global economy decelerates.

Chart 4: Change in Non-Farm Payrolls (in Thousands)

Chart 5: Foreclosure Filings

Meeder Asset Management Progress Report | 3rd Quarter Review

Looking Ahead...

It appears there will be a number of challenges during the coming months that could negatively affect the economy—including the possibility of tightening credit, reduced consumer spending and continued weakness in the housing market. Another key issue to monitor in the months ahead is how well the credit crisis can be contained among certain sectors. In particular, corporate failures and the most severe problems have been mostly relegated to the financial sector up to this point. Only when it became clear that the credit crisis could indeed spill over to “Main Street” did the government take the most extreme measures to date.

As such, we are diligently and constantly monitoring numerous indicators of the credit markets in order to gauge the effectiveness of extraordinary actions taken around the world by governments and central banks. Successful implementation of these programs, and acceptance by the participants in the credit markets, will be instrumental in normalizing conditions. Along the way, we believe that investors will go “back to the basics” and begin diverting significant attention toward economic data such as employment, inflation, and GDP. These measures should provide insight to the degree of containment of credit market stresses and ultimately reveal the impact to the broader economy.

For now, significant risks remain in the economy and the financial markets. Therefore, we are maintaining our partially defensive position in The Muirfield Fund® and the Meeder Defensive Equity Portfolios. We reduced our growth-oriented overweight in all of our fund-of-funds based mutual funds and individually managed accounts in order to achieve a more balanced position in such a volatile market and are maintaining very selective international exposures. Despite our shift toward value investments, we are keen on managing exposure to financial stocks until market conditions warrant a more favorable risk/reward relationship. We are also examining and actively managing our mix among large-, mid- and small-cap companies. Going forward, we will continue to monitor conditions carefully and look for shifts in the relationship between growth and value stocks, large-, mid- and small-caps, and domestic and international shares that provide opportunities to enhance returns and manage risk for our clients.

On the following pages you will find a review of how our Portfolios and Mutual Funds have performed. Please read the commentaries to learn more about the investment decisions that were made during the past quarter.

These are trying times in the financial services industry. Since 1974 Meeder Financial has weathered periods of similar uncertainty. On behalf of all of the associates at Meeder Asset Management and The Flex-funds®, I thank you for the continued trust and confidence you have placed in our investment management services and be assured that we are 100% committed to working with you and helping you achieve your most important financial goals.

Sincerely,

Robert S. Meeder, Jr.
President
Meeder Asset Management, Inc.
October 15, 2008

Meeder Asset Management Progress Report | 3rd Quarter Review

Performance Review

Period & Average Annual Total Returns as of September 30, 2008

	3 Months	YTD	1 year	3 years	5 years	10 years	Since Inception	Inception Date
The Flex-funds® Aggressive Growth Fund Expense Ratios[3]: Net 1.70% Gross 1.83%	-13.49%	-22.35%	-23.69%	-1.99%	2.83%	-	-4.45%	2/29/00
NASDAQ Composite Index	-8.59%	-20.63%	-21.92%	-0.14%	3.94%	-	-8.47%	2/29/00

Meeder Aggressive Growth Portfolios	-15.36%	-22.16%	-22.02%	-0.53%	4.34%	7.83%	9.53%	12/31/94
NASDAQ Composite Index	-8.59%	-20.63%	-21.92%	-0.14%	3.94%	2.67%	7.72%	12/31/94

The Flex-funds® Dynamic Growth Fund Expense Ratios[3]: Net 1.32% Gross 1.86%	-15.27%	-22.51%	-23.23%	-0.99%	3.34%	-	-2.36%	2/29/00
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	-	-0.14%	2/29/00

Meeder Growth Portfolios	-16.12%	-23.52%	-23.66%	-0.77%	3.91%	6.54%	9.10%	12/31/94
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	8.91%	12/31/94

Meeder Defensive Equity Portfolios	-11.53%	-19.22%	-19.44%	-0.11%	3.40%	2.59%	10.34%	3/31/74
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	11.06%	3/31/74
Blended Index[2]	-4.83%	-11.29%	-12.73%	1.91%	4.53%	3.48%	9.42%	3/31/74

The Flex-funds® Muirfield Fund Expense Ratios[3]: Net 1.38% Gross 1.88%	-11.88%	-19.93%	-20.73%	-0.52%	3.18%	2.60%	7.16%	8/10/88
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	9.89%	7/31/88
Blended Index[2]	-4.83%	-11.29%	-12.73%	1.91%	4.53%	3.48%	7.96%	7/31/88

The Flex-funds® Total Return Utilities Fund[5] Expense Ratios[3]: Net 1.90% Gross 2.10%	-19.93%	-21.94%	-19.00%	0.77%	10.21%	5.34%	7.77%	6/21/95
Russell 3000 Utilities Index	-14.53%	-22.04%	-23.14%	1.94%	8.54%	-0.54%	4.09%	6/30/95
Blended Index[4]	-12.23%	-17.69%	-17.56%	0.63%	5.82%	1.48%	4.81%	6/30/95

Meeder Small/Mid-Cap (SMID) Portfolios	-5.01%	-16.77%	-23.30%	-3.13%	5.22%	8.56%	8.93%	9/30/89
S&P 400 Midcap Index	-10.86%	-14.34%	-16.67%	1.78%	8.64%	10.28%	10.55%	9/30/89
Russell 2000 Index	-1.11%	-10.37%	-14.48%	1.86%	8.18%	7.87%	7.29%	9/30/89
Blended Index[6]	-5.99%	-12.36%	-15.58%	1.82%	8.41%	9.08%	8.92%	9/30/89

The Flex-funds® Quantex Fund™ Expense Ratios[3]: Net 1.56% Gross 2.09%	-5.59%	-18.01%	-24.19%	-3.65%	2.68%	1.11%	5.93%	3/20/85
S&P 400 Midcap Index	-10.86%	-14.34%	-16.67%	1.78%	8.64%	10.28%	11.58%	3/31/85
Russell 2000 Index	-1.11%	-10.37%	-14.48%	1.86%	8.18%	7.87%	7.85%	3/31/85
Blended Index[6]	-5.99%	-12.36%	-15.58%	1.82%	8.41%	9.08%	9.72%	3/31/85

Meeder Taxable Dividend & Growth Portfolios	-1.12%	-12.00%	-13.63%	2.46%	7.37%	-	10.07%	3/31/03
Meeder Tax-Deferred Dividend & Growth Portfolios	-2.54%	-11.88%	-12.99%	2.78%	7.42%	-	10.13%	3/31/03
Dow Jones Select Dividend Index	11.27%	-12.55%	-17.95%	-0.43%	7.14%	-	10.08%	3/31/03

Meeder Asset Management Progress Report | 3rd Quarter Review

Performance Review

Period & Average Annual Total Returns as of September 30, 2008

	3 Months	YTD	1 year	3 years	5 years	10 years	Since Inception	Inception Date
The Flex-funds® Money Market Fund (Retail Class)	0.57%	2.11%	3.29%	4.22%	3.17%	3.46%	4.95%	3/27/85
Current & Effective Yields*	7-day Compound: 2.70% 7-day Simple: 2.67%
Lipper Average General-Purpose Money Market Fund	0.47%	1.77%	2.86%	3.77%	2.68%	2.95%	4.40%	3/31/85

The Flex-funds® Money Market Fund (Institutional Class)	0.60%	2.21%	3.44%	4.36%	-	-	4.03%	12/28/04
Current & Effective Yields*	7-day Compound: 2.85% 7-day Simple: 2.81%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	0.58%	1.42%	3.34%	4.48%	-	-	3.78%	12/31/04

Meeder Short-Term (30-3) Fixed Income Portfolios	0.63%	2.87%	5.69%	4.69%	2.85%	3.85%	5.13%	12/31/88
Average 90-day U.S. Treasury Bill	0.44%	1.42%	2.37%	4.09%	3.24%	3.46%	4.46%	12/31/88
Lipper Average General-Purpose Money Market Fund	0.47%	1.77%	2.86%	3.77%	2.68%	2.95%	3.99%	12/31/88

The Flex-funds® U.S. Government Bond Fund Expense Ratios[3]: Net 1.01% Gross 1.72%	0.91%	1.56%	5.12%	4.37%	2.79%	2.84%	5.55%	12/31/88
Lehman Bros. Intermediate-Term Government/Credit Index	-1.12%	0.29%	3.21%	4.06%	3.26%	4.97%	6.80%	12/31/88

Meeder Flexible Fixed Income Portfolios	0.29%	1.06%	4.12%	3.58%	2.61%	3.43%	5.97%	5/8/85
Lehman Bros. Intermediate-Term Government/Credit Index	-1.12%	0.29%	3.21%	4.06%	3.26%	4.97%	7.30%	4/30/85

Past performance is not a guarantee of future results. All performance figures represent total returns and average annual total returns or current and effective yields for the periods ended September 30, 2008. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor’s shares or units, when redeemed, may be worth more or less than their original cost. Management fees and/or expenses were waived and/or reimbursed in The Flex-funds® during the periods shown in these tables to reduce expenses. All expenses, management fees, reimbursements or waivers for the Funds are voluntary and may be terminated at any time, except for The Quantex Fund TM. The Quantex Fund TM management fee waiver is contractual and can be terminated annually by the Adviser on its renewal date.

[1]
The Quantex FundTMchanged its name and investment strategy on April 30, 2005. Prior to April 30, 2005, the Fund was known as the Highland Growth Fund. Average annual returns prior to that date reflect a combination of the Fund’s current and previous investment strategies.

[2]	The blended index is comprised of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

[3]
The Net Expense Ratios are percentages of the Funds’ net assets as of December 31,2007. Gross Expense Ratio are percentages of the Funds’ assets as they are show in the most recent Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

[4]	The blended index consists of 60% of the Russell 3000 Utilities Index and 40% of the Lehman Bros. Long Credit Index.

[5]	While the name of the Fund has changed from The Total Return Utilities Fund to The Socially Responsible Utilities Fund, the investment strategy has remained the same.

[6]	The blended index consists of 50% Russell 2000 Index and 50% S&P 400 Mid-Cap Index.

*
The current and effective yields quoted for The Money Market Fund are as of September 30, 2008. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. To obtain the current 7-day yields for The Money Market Fund, call The Flex-funds® Shareholder Services Department toll free at 800-325-3539 or 614-760-2159. Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund (either class.)

To obtain a prospectus containing more information about The Flex-funds®, including other fees and expenses that apply to a continued investment in the Funds, you may call (800)325-3539, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

Meeder Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions in the Meeder Portfolios.

Note on comparative indices: Returns for an index, such as those whose performance is represented in the table above, do not reflect fees, brokerage commissions, or other expenses associated with investing. One cannot invest directly in an index. Source for equity index data: Bloomberg LP. Source for fixed income index data: Morningstar, Inc. Source for average general-purpose money market fund performance: Lipper, Inc. Source for average first-tier institutional money market funds performance: iMoneyNet, Inc.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Growth Mutual Fund Portfolios
The Flex-funds® Dynamic Growth Fund

The Flex-funds® Dynamic Growth Fund returned -15.27% and the Meeder Growth Portfolios returned -16.12% for the three months ending September 30, 2008, while the S&P 500 Index declined 8.36% for the same period.

As discussed in the President’s Letter, the third quarter experienced a significant change in leadership in the stock market, as value and financial stocks suddenly and unexpectedly outperformed growth stocks. We found this change in leadership to be quite remarkable in light of the dramatic turmoil that was occurring in the banking sector. However, in late August and early September, our investment models also began shifting to value versus growth investments, which marks a significant change compared to the previous twelve months. In such a volatile economic and credit environment, we believe it is prudent to adopt a more balanced position between growth and value. Also, we were negatively impacted during the quarter by funds with substantial holdings of energy and materials stocks, we have proactively reduced our exposure to such investments. Additionally, our emphasis on mid-cap stock funds detracted from performance in the third quarter as the S&P Mid-Cap Index posted a slightly lower return than the S&P 500 Index.

Our newly established position in small-cap stocks benefited performance as the Russell 2000 Index of small-cap stocks posted a higher return than the S&P 500. This represents a dramatic shift in trends during the past two years when small-caps underperformed both large- and mid-caps. Based on readings from our models, we also significantly reduced our international exposure during the quarter, and now maintain a nominal 4% exposure to emerging markets. Our emerging market holding of Lazard Emerging Markets outperformed its benchmark the MSCI Emerging Market Index for the third quarter.

As of this writing, our target allocation for the Portfolios and the Fund is 53% in large-cap stock funds, 33% in mid-cap stock funds, 10% in small-cap stock funds, and 4% in emerging market stock funds.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds Dynamic Growth Fund Expense Ratios*: Net 1.32% Gross 1.86%	-15.27%	-22.51%	-23.23%	-0.99%	3.34%	-	-2.36%	2/29/00
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	-	-0.14%	2/29/00

Meeder Growth Mutual Fund Portfolios	-16.12%	-23.52%	-23.66%	-0.77%	3.91%	6.54%	9.10%	12/31/94
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	8.91%	12/31/94

The Meeder Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Growth Portfolios and The Flex-funds® Dynamic Growth Fund seek to outperform the S&P 500 Index and the average growth fund. The Portfolios and the Fund are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Defensive Equity Mutual Fund Portfolios
The Flex-funds Muirfield Fund®

The Meeder Defensive Equity Portfolios returned -11.53% for the quarter ending September 30, 2008 while The Flex-funds Muirfield Fund® returned -11.88% for the same period. By comparison, the S&P 500 Index declined 8.36% for the same period.

Since mid-January of this year, The Muirfield Fund® and Defensive Equity Portfolios have been invested in a partially defensive position. We initially established a 25% defensive position and throughout the quarter, the Fund and Portfolios have maintained a 25% to 40% allocation to money market securities as a result of deterioration in our trend and technical factors in our quantitative models.

Despite our partially defensive position, the Fund and Portfolios underperformed the respective benchmark during the third quarter. This was due to our strategic fund selection process which utilizes various intermediate term momentum indicators, which can result in underperformance during periods of sudden and severe changes in stock market leadership. We remained overweight in materials and energy, and stayed underweight in the financial sector, which harmed performance. As previously mentioned, we are establishing a more balanced position to mitigate the effects of extreme volatility currently present in the markets.

As was discussed in the President’s letter on pages 1 through 5, the prevailing macroeconomic theme is intense focus on the impact from the credit crisis and the severity of the spillover into an already weak economy. With resulting volatility, we believe it is prudent to maintain a more balanced allocation among growth compared to value, as opposed to continuing our overweight toward growth investments. We have also established a position among small-cap shares due to indicators within our quantitative models. Despite challenges this quarter, several of our core holdings performed quite favorably. For example, the Fairholme Value fund and the BB&T Equity Income fund returned -1.70% and -6.99%, respectively. Each fund outperformed its benchmark, the S&P 500 index, which returned -8.36% during the third quarter.

We also significantly reduced our international exposure during the quarter currently maintain a modest weighting to emerging markets while eliminating exposure to developed international markets. Our emerging market holding of Lazard Emerging Markets outperformed its benchmark the MSCI Emerging Market Index for the third quarter.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Defensive Equity Portfolios	-11.53%	-19.22%	-19.44%	-0.11%	3.40%	2.59%	10.34%	3/31/74
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	11.06%	3/31/74
Blended Index	-4.83%	-11.29%	-12.73%	1.91%	4.53%	3.48%	9.42%	3/31/74

The Flex-funds® Muirfield Fund Expense Ratios*: Net 1.35% Gross 1.86%	-11.88%	-19.93%	-20.73%	-0.52%	3.18%	2.60%	7.16%	8/10/88
S&P 500 Index	-8.36%	-19.27%	-21.96%	0.22%	5.16%	3.06%	9.89%	7/31/88
Blended Index	-4.83%	-11.29%	-12.73%	1.91%	4.53%	3.48%	7.96%	7/31/88

The Meeder Defensive Equity Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

1 The blended index consists of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Defensive Equity Portfolios and The Flex-funds Muirfield Fund® seek to provide investors with a positive rate of return every year regardless of market conditions and to outperform the average asset allocation fund. Through a strategy of defensive investing, we attempt to identify and invest in the segments of the financial markets with the most favorable risk/reward relationships.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Aggressive Growth Mutual Fund Portfolios
The Flex-funds® Aggressive Growth Fund

The Flex-funds® Aggressive Growth Fund returned -13.49% and the Aggressive Growth Portfolios returned -15.36% for the quarter ending September 30, 2008. In comparison, the NASDAQ Composite Index returned -8.59% for the same period.

The third quarter experienced a significant change in leadership in the stock market, as value and financial stocks suddenly and unexpectedly outperformed growth stocks. We found this change in leadership to be quite remarkable in light of the dramatic turmoil that was occurring in the banking sector. However, our investment models also began shifting to value versus growth investments, which marks a significant change compared to the previous twelve months. In such a volatile economic and credit environment, we believe it is prudent to adopt a more balanced position between growth and value. Also, we were negatively impacted during the quarter by funds with substantial holdings of energy and materials stocks, while our exposure to the health care sector provided a partial offset. Additionally, our emphasis on mid-cap stock funds detracted from performance in the third quarter as the S&P Mid-Cap Index posted a slightly lower return than the S&P 500 Index.

Our newly established position in small-cap stocks benefited performance as the Russell 2000 Index of small-cap stocks posted a higher return than the S&P 500. Despite challenges this quarter, several of our core holdings performed quite favorably. For example, the Fairholme Value fund and the BB&T Equity Income fund returned -1.70% and -6.99%, respectively. Each fund outperformed its benchmark, the S&P 500 index, which returned -8.36% during the third quarter. We significantly reduced our international exposure during the quarter, and now maintain a 6% exposure to emerging markets after completely eliminating our exposure to developed international markets.

Our internal models also began shifting to value versus growth investments, which marks a significant change compared to the first half of 2008. In such a volatile economic and credit environment, we believe it is prudent to maintain a more balanced allocation among growth compared to value, as opposed to continuing our overweight toward growth investments.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds® Aggressive Growth Fund Expense Ratios*: Net 1.39% Gross 1.76%	-13.49%	-22.35%	-23.69%	-1.99%	2.83%	-	-4.45%	2/29/00
NASDAQ Composite Index	-8.59%	-20.63%	-21.92%	-0.14%	3.94%	-	-8.47%	2/29/00

Meeder Aggressive Growth Portfolios	-15.36%	-22.16%	-22.02%	-0.53%	4.34%	7.83%	9.53%	12/31/94
NASDAQ Composite Index	-8.59%	-20.63%	-21.92%	-0.14%	3.94%	2.67%	7.72%	12/31/94

The Meeder Aggressive Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Flex-funds® Aggressive Growth Fund and the Meeder Aggressive Growth Portfolios seek to outperform the NASDAQ Composite Index and the average aggressive growth fund. The Fund and the Portfolios are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Meeder Asset Management Progress Report | 3rd Quarter Review

The Flex-funds® Total Return Utilities Fund
(Formerly The Socially Responsible Utilities Fund)

For the quarter ended September 30, 2008, The Flex-funds® Total Return Utilities Fund returned -19.93%, while the Russell 3000 Utilities Index returned -14.53% and a blended index consisting of 60% of the Russell 3000 Utilities Index and 40% of The Lehman Brothers Intermediate Government/Credit Index returned -12.23%. Although the Fund underperformed for the 3 month and year-to-date periods, we are very pleased the Fund has performed in line with its benchmarks for the 1- and 3-year periods and outperformed the 5-year, 10-year and since inception periods.

We had an unusually difficult, and fortunately rare, quarter in our strategy. Difficult because the companies that we focus on seemed to be right in the line of fire for investors unwinding in energy, de-leveraging in foreign markets, pulling back on utilities (generally), and even forsaking infrastructure enablers in a mad rush to dump equities of any kind in response to difficulties in many of the large financial companies. From one perspective we can understand that investors might fear that a scarcity of capital would affect all and any of the above. But in truth these companies are among the best credit profiles since their markets exhibit little elasticity of demand, and in any capital rationing scenario, would be among the first chosen by creditors.

Few stocks did well this quarter, but there were certain stocks with substantially better and worse relative performance. Despite the price action, there was a notable lack of negative fundamental reports. Philippine Long Distance was among our better performers, and managed a gain as it started from a price trough at the end of the second quarter, but nevertheless was impressive in its ability to move upstream against a downward flow in developing market stocks. Smart meter manufacturer Itron managed a positive quarter, particularly as investors positioned for the benefits to the company of energy legislation moving through Congress. Waste-to-energy company Covanta also remained stable (though it is one of our higher P/E stocks). The company’s strong future prospects were highlighted in an August article in Barron’s, and they announced a new share repurchase authorization. “Milder” reliable-revenue companies like Pepco Holdings (electricity distribution), Spectra Energy (pipelines), American Water Works, and AT&T were stable figures in an unstable world.

The revenue streams produced by electricity, gas, and phone companies are relatively stable; even facing a possible global slowdown they will surely soften less than other business sectors. Furthermore, the stocks as a group are trading at cheap valuations, both relative and historically. At this point, perhaps half the stocks in our portfolio are priced at levels that would make sense for consolidation. While the finance background does not necessarily favor deals at this point, the values are there, and this moment appears to be one of the better moments for buyers since our last “buying opportunity” special memo on utilities was sent out in the spring of 2002.

Performance Perspective

Period & Average Annual Total Return as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds® Total Return Utilities Fund Expense Ratios*: Net 1.90% Gross 2.10%	-19.93%	-21.94%	-19.00%	0.77%	10.21%	5.34%	7.77%	6/21/95
Russell 3000 Utilities	-14.53%	-22.04%	-23.14%	1.94%	8.54%	-0.54%	4.09%	6/30/95
Blended Index[1]	-12.23%	-17.69%	-17.56%	0.63%	5.82%	1.48%	4.81%	6/30/95

Because The Socially Responsible Utilities Fund concentrates its investments in public utility companies, the value of the Fund’s shares may fluctuate more than if invested in a greater number of industries. Changes in interest rates may also affect the value of utility stocks, and rising interest rates can be expected to reduce the Fund’s net asset value. Source for index data: Bloomberg L.P. Please refer to additional performance-related disclosure for the Fund on Page 7 of this report.

1 The blended index consists of 60% of the Russell 3000 Utilities Index and 40% of the Lehman Bros. Long Credit Index.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Sector Weightings as of September 30, 2008

Sector weightings are subject to change.

Investment Goals & Strategies

The goal of The Flex-funds® Socially Responsible Utilities Fund is to outperform the Blended Index consisting of 60% of the Russell 3000 Utilities Index and 40% of the Lehman Bros. Long Credit Index. The Fund invests primarily in equity securities of domestic and foreign public utility companies in attempting to achieve current income and growth of income. The Fund does not invest in any company involved in the generation of nuclear power.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Taxable Dividend & Growth Portfolios
Meeder Tax-Deferred Dividend & Growth Portfolios

For the third quarter of 2008, the Taxable and Tax-Deferred Dividend & Growth Portfolios returned -1.12% and -2.54%, respectively, compared to their benchmark, the Dow Jones Select Dividend Index which returned 11.27% for the same period. Since their inception on March 31, 2003, the Taxable and Tax-Deferred Dividend & Growth Portfolios returned 10.07% and 10.13% annualized, respectively, compared to the Dow Jones Select Dividend Index benchmark which has returned 10.08% for the same period. More importantly, these Portfolios have outperformed their benchmarks for the , 1-, 3-, and 5-year time periods.

Often, high-dividend paying stocks, including many financial stocks and utilities, are viewed as having less risk than the overall market, but this has certainly not been the case over the past year as overall, the financial sector has dropped by approximately 40% despite more favorable performance in the third quarter. As a result, the Dow Jones Select Dividend Index has declined 17.95% over the past year ended September 30, 2008. Though we have not escaped completely unscathed, we are pleased the Dividend & Growth Portfolios have held up well in comparison. The biggest reason for outperformance during the past year has been our intentional underweighting in the financial sector, and although financial shares rebounded in the third quarter, we remain underweighted given the presence of heightened risk.

The Dividend & Growth Portfolios (both Taxable and Tax-Deferred) each consist of approximately 30 equity securities that have historically paid above average dividends to investors. Though it has never been a mandate of these Portfolios, the security selection process employed seems to attract equities that increase their dividend payouts annually. For example, approximately 75% of the Portfolios’ holdings have increased their dividend payouts in the past year. Even in these more challenging times, while dividend reductions occurred at some financial institutions, some of our securities increased their dividend such as Philip Morris International Inc. (17% dividend increase) and Altria Group (10% increase). Several of our other holdings increased their dividend this quarter as well, including Kraft Foods Inc. (7% increase), Spectra Energy Corp. (9% increase), and Wells Fargo & Co. (10% increase).

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	Since Inception	Inception Date
Meeder Taxable Dividend & Growth Portfolios	-1.12%	-12.00%	-13.63%	2.46%	7.37%	10.07%	3/31/03
Meeder Tax-Deferred Divident & Growth Portfolios	-2.54%	-11.88%	-12.99%	2.78%	7.42%	10.13%	3/31/03
Dow Jones Select Dividend Index	11.27%	-12.55%	-17.95%	-0.43%	7.14%	10.08%	3/31/03

The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios on Page 7 of this report.

Average Portfolio Holdings as of September 30, 2008

Taxable Portfolios	Tax-Deferred Portfolios

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios seek to invest in high-quality companies that offer the prospect for long-term total return as a result of their ability to grow earnings and their willingness to increase dividends over time. The Portfolios remain fully invested in the stock market at all times.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Small/Mid-Cap (SMID) Stock Portfolios
The Flex-funds® Quantex Fund™

The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Quantex Fund™ returned -5.01% and -5.59%, respectively, for the quarter ended September 30, 2008. By comparison, S&P 400 Mid-Cap Index returned -10.86% while the Russell 2000 Index returned -1.11% for the same period. The SMID Portfolios have provided an average annual return of 8.56% and 8.93% for the 10-year and since inception periods, respectively, ending September 30, 2008 compared to the annualized total returns of the S&P 400 Mid-Cap Index of 10.28% and 10.55% and the Russell 2000 Small-Cap Index which returned 7.87% and 7.29% for the same periods.

We have consistently employed our quantitative stock selection process since 1989 for these Portfolios and for The Quantex Fund™ since April 30, 2005. We utilize rankings from our financial model to determine which 100 securities are to be held in the Portfolios on an annual basis. As a result, these Portfolios are rebalanced once each year in January. For 2008, the composition of the Portfolios and Fund are once again overweighted in Consumer Goods and underweight in Energy, with an overall tilt to value. As a result, the Portfolios and Funds turned in favorable performance against the S&P 400 Mid-Cap Index in the third quarter given the change in leadership toward value-oriented stocks. For the third quarter of 2008, the single best performing stock was MBIA (up 171%) followed by Ambac Financial Group, Inc (up 74%), which reverses the second quarter trend when both stocks were among the worst performers. The worst performing stocks in the third quarter include electronics retailer Circuit City Stores Inc. and energy company Dynegy Inc.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Small/Mid-Cap (SMID) Stock Portfolios	-5.01%	-16.77%	-23.30%	-3.13%	5.22%	8.56%	8.93%	9/30/89
S&P 400 Mid-Cap Index	-10.86%	-14.34%	-16.67%	1.78%	8.64%	10.28%	10.55%	9/30/89
Blended Index**	-5.99%	-12.36%	-15.58%	1.82%	8.41%	9.08%	8.92%	9/30/89
Russell 2000 Index	-1.11%	-10.37%	-14.48%	1.86%	8.18%	7.87%	7.29%	9/30/89
The Flex-funds® Quantex FundTM Expense Ratios:*:Net 1.56% Gross 2.09%	-5.59%	-18.01%	-24.19%	-3.65%	2.68%	1.11%	5.93%	3/20/85
S&P 400 Mid-Cap Index	-10.86%	-14.34%	-16.67%	1.78%	8.64%	10.28%	11.58%	3/31/85
Blended Index**	-5.99%	-12.36%	-15.58%	1.82%	8.41%	9.08%	9.72%	3/31/85
Russell 2000 Index	-1.11%	-10.37%	-14.48%	1.86%	8.18%	7.87%	7.85%	3/31/85

The Meeder Small/Mid-Cap (SMID) Stock Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gain distributions. Performance for The Quantex Fund™ for periods 3 years and longer represent a combination of the Fund’s current investment strategy and the Fund’s prior investment strategies. Prior to April 30, 2005, the Fund was known as The Highlands Growth Fund® and employed a large-cap stock investment strategy. The Fund’s current investment strategy focuses on small- and mid-cap stocks similar to the Meeder Small/Mid-Cap (SMID) Stock Portfolios. Source for index data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

** The blended index consists of 50% Russell 2000 Index and 50% S&P 400 Mid-Cap Index.

Average Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Flex-funds® Quantex Fund™ seek to provide investors with consistent small- and mid-cap stock performance and to outperform the S&P 400 Mid-Cap and Russell 2000 indices. The Portfolios and the Fund employ a quantitative investment strategy which selects stocks that fall within a predetermined range of market capitalization. Initially, the Portfolios are equally weighted and rebalanced periodically to stay within the predetermined market capitalization range. The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Quantex Fund™ remain fully invested in the equity market at all times.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Flexible Fixed Income Portfolios
The Flex-funds® U.S. Government Bond Fund

The Flex-funds® U.S. Government Bond Fund

The Flex-funds® U.S. Government Bond Fund outperformed its benchmark for the 3 month and year-to-date periods returning 0.91% and 1.56% respectively. Additionally, the Fund outperformed its benchmark for the 1- and 3-year periods as well. Flight to quality ruled the fixed-income markets in the third quarter. As fears mounted that the economy would continue to weaken at the hands of the credit crisis, U.S. Treasury and Government Agency fixed-income securities appreciated in price. Securities with shorter-maturities appreciated the most while longer dated products increased in price at a slower rate. During the past two quarters, spreads between U.S. Treasury securities and U.S. Government Agency securities widened to excessive levels. We have attempted to take advantage of this dislocation between the security types over the past two quarters by purchasing U.S. Government Agency securities.

As we move into the fourth quarter of 2008, we anticipate economic weakness will persist. Even with stimulus activities from the U.S. Government and the Federal Reserve, we believe the credit crisis will suppress growth. As mentioned above, investments in the Fund remain in U.S. Government Agency securities as we believe they offer an attractive spread over U.S. Treasury securities. We believe this mix of securities combined with our duration position should allow us provide solid performance to our shareholders.

Meeder Flexible Fixed Income Portfolios

The Meeder Flexible Fixed Income Portfolios (the Portfolios) began the third quarter of 2008 overweighted toward United States Treasury and Government Agency investment products and underweighted in investment grade corporate investment products. At the onset of the quarter, credit quality concerns remained of the utmost importance as instability in the financial markets persisted. As with the first half of the year, where higher quality fixed-income securities enjoyed steady gains, the third quarter would realize additional appreciation of these same investments. For the third quarter, the Portfolios reported a return of 0.29% and year-to-date the Portfolios returned 1.06%.

The duration of the Portfolios remained unchanged for much of the quarter. However, as the quarter progressed our fixed-income models indicated a move was necessary to extend duration slightly. We began the quarter with an average duration in line with the benchmark at 3.75 years and have since extended it to approximately 4 years. As we move into the fourth quarter of 2008, we anticipate the investment mix of the Portfolios to remain stable. We will continue to overweight U.S. Treasury and Government Agency securities while we underweight investment grade corporate products.

We will continue to monitor economic data and our models for potential changes during the quarter.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds® U.S. Government Bond Fund Expense Ratios*: Net 1.01% Gross 1.72%	0.91%	1.56%	5.12%	4.37%	2.79%	2.84%	5.55%	12/31/88
Lehman Bros. Intermediate-Term Government/Credit Index	-1.12%	0.29%	3.21%	4.06%	3.26%	4.97%	6.80%	12/31/88
Meeder Flexible Fixed Income Portfolios	0.29%	1.06%	4.12%	3.58%	2.61%	3.43%	5.97%	5/8/85
Lehman Bros. Intermediate-Term Government/Credit Index	-1.12%	0.29%	3.21%	4.06%	3.26%	4.97%	7.30%	4/30/85
The Meeder Flexible Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages for those accounts with similar investment objectives and are net of maximum applicable management fees. Source for index data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

* The Net and Gross Expense Ratios are percentages of the Funds’ net assets as of the most recent prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

Average Portfolio Holdings as of September 30, 2008

Flexible Fixed Income Portfolios	The U.S. Government Bond Fund

1) U.S. Government/Agency 75% 2) Corporate Notes 25%	1) U.S. Gov’t Agency 92% 2) Cash Equivalents 8%

Portfolio holdings are subject to change.

Investment Goals & Strategies

The goal of The Flex-funds® U.S. Government Bond Fund and the Meeder Flexible Fixed Income Portfolios is to preserve capital, maximize current income, and provide a positive rate of return. Both the Portfolios and the Fund employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market. If our investment discipline indicates a positive bond market environment, the Portfolios will fully invest in intermediate- to long-term U.S. Government securities. If our investment discipline indicates a negative bond market environment, the Portfolios and The Fund will invest defensively in short-term fixed income securities.

Meeder Asset Management Progress Report | 3rd Quarter Review

Meeder Short-Term
Fixed Income Portfolios

The Short-Term Fixed Income Portfolios remained invested in a cash equivalent position for a majority of the third quarter of 2008. This was consistent with the output from our fixed-income models which favored a short-term investment over 3-years in U.S. Government Agency securities. For the quarter, the Portfolios returned 0.63% while year-to-date they have returned 2.87%. Equivalent investments, such as the benchmark 90-day U.S. Treasury Bill, have produced a year-to-date average return of 1.42%. For the year ended September 30, 2008, these Portfolios have returned 5.69%, compared to 2.37% for the 90-day U.S. Treasury Bill.

During the quarter the economy began to show further signs of deterioration as the credit crisis lingered causing great uncertainty in the capital markets. The ability of consumers and companies to borrow or gain access to debt became increasingly difficult. In concert with economic and fundamental metrics, our model began to shift its bias. Toward the end of the quarter our models indicated moving from a short-term investment to a 3-year U.S. Government Agency security was appropriate. Short-term investments began to underperform on a total return basis. Longer dated securities became more attractive and appeared to offer better value.

In the fourth quarter of 2008, anticipation of additional instability in the credit markets and the economy is expected to remain high. This environment may keep interest rates in a trading range with a slight bias toward lower rates. Coordinated efforts by the U.S Government (Congress), the U.S. Treasury and the Federal Reserve are either in place or will be in place shortly. We expect the U.S. Government will continue to be attentive to the task of reviving the markets. Our strategy of being invested in a 3-year U.S. Government Agency security at this point in time is expected to remain unchanged for the near-term. Additional deterioration in the economy or corporate fundamentals will likely further benefit our position. We will continue to monitor our models and the fixed income markets and utilize the mix of investments we believe will provide the best results for these Portfolios.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Short-Term (30-3) Fixed Income Portfolios	0.63%	2.87%	5.69%	4.69%	2.85%	3.85%	5.13%	12/31/88
Average 90-day U.S. Treasury bill	0.44%	1.42%	2.37%	4.09%	3.24%	3.46%	4.46%	12/31/88

Lipper Average General-Purpose Money Market Fund	0.47%	1.77%	2.86%	3.77%	2.68%	2.95%	3.99%	12/31/88

The Meeder Short-Term Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages net of maximum management fees for those accounts with similar investment objectives. Source for benchmark data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios on Page 7 of this report.

Average Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Short-Term Fixed Income Portfolios seek to preserve capital, maximize current income, and outperform 90-day U.S. Treasury bills by 1% on an average annual basis over a market cycle. The Portfolios employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market. If our investment discipline indicates a positive bond market environment, the Portfolios will invest fully in short-term U.S. Treasury notes or other U.S. Government Agency Securities. If our investment discipline indicates a negative bond market environment, the Portfolios will invest defensively in money market securities.

Meeder Asset Management Progress Report | 3rd Quarter Review

The Flex-funds® Money Market Fund
(Retail & Institutional Classes)

The Retail Class of The Flex-funds® Money Market Fund continues to rank among the top general-purpose money market funds in the country during the quarter ended September 30, 2008, according to iMoneyNet, Inc. The Retail Class of The Flex-funds® Money Market Fund closed the quarter with a 2.70% 7-day compound yield. The iMoneyNet first tier retail money market fund finished the quarter with a 1.92% 7-day compound yield.

The third quarter of 2008 was haunted by the recurring instability in the credit markets. The credit crisis of 2007-2008 that began in the United States has now spread and become a global concern. The result of this event has stifled economies through the evaporation of lending which is at the core of any thriving economy. Even the money market industry was not immune to this infection. As the credit crisis spread to the money market industry, issuers of short-term debt found it increasingly difficult to issue debt. Incentives through higher yields were placed on money market debt instruments in order to accommodate issuer’s appetites for short-term funding. However, this came at a cost to investors in the form of greater risk. Our strategy has always been to continue absolute focus on safety and liquidity. In this environment the reward gained through higher yields is clearly not worth the additional risk. We only invested in the highest quality U.S. Government Agency, corporate bonds and traditional commercial paper and we continue to avoid any investments in asset-backed commercial paper.

As we move into the fourth quarter of 2008, we continue to watch the developments taking place in the credit markets closely. Central banks world wide are working diligently to provide the solutions necessary to quell investor concerns. Coordinated efforts by the U.S Government (Congress), the U.S. Treasury and the Federal Reserve are either in place or will be in place shortly. However, with the possibility of prolonged economic weakness coupled with the credit crisis it is important to remain patient at this juncture. As for the weighted average maturity (WAM) of the fund, we will move to position ourselves for flat to declining interest rates. With this in mind, our strategy over the next quarter will be to maintain a weighted average maturity slightly above that of the industry average. We believe this philosophy will position us for competitive returns over the coming quarter.

Performance Perspective

Period & Average Annual Total Returns as of September 30, 2008	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds® Money Market Fund (Retail Class)	0.57%	2.11%	3.29%	4.22%	3.17%	3.46%	4.95%	3/27/85
Current & Effective Yields	7-day Compound: 2.70% 7-day Simple: 2.67%
Lipper Average General-Purpose Money Market Fund	0.47%	1.77%	2.86%	3.77%	2.68%	2.95%	4.40%	3/31/85
The Flex-funds® Money Market Fund (Institutional Class)	0.60%	2.21%	3.44%	4.36%	-	-	4.03%	12/28/04
Current & Effective Yields	7-day Compound: 2.85% 7-day Simple: 2.81%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	0.58%	1.42%	3.34%	4.48%	-	-	3.78%	12/31/04

Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund. Yields more closely reflect the current earnings of The Money Market Fund (either class) than do total return quotations. Source for average general purpose money market fund data and fund rankings: Lipper, Inc. Source for institutional fund data: iMoneyNet, Inc. Please refer to additional performance-related disclosure for the Fund on Page 7 of this report.

Portfolio Holdings as of September 30, 2008

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Flex-funds® Money Market Fund invests in first-tier corporate and U.S. Government securities with a maximum maturity of 13 months and maintain a maximum dollar-weighted average maturity of 90 days. The Fund will invest in longer-maturity securities (maximum maturity 13 months) when interest rate trends signal a decline; when the trend in interest rates is increasing, The Fund will invest in shorter maturity securities.

Meeder Asset Management Progress Report | 3rd Quarter Review

This Page Intentionally Left Blank

Meeder Asset Management	6125 Memorial Drive, Dublin, Ohio 43017 Toll Free 866-MEEDER-1 (633-3371) Central Ohio: 614-766-7000 Fax: 614-766-6809 www.meederfinancial.com www.flexfunds.com